

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

<u>Via U.S. Mail</u>
Olga Chernetckaia
President and Chief Executive Officer
Azure Holding Group Corp.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **Azure Holding Group Corp.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2012**
> **File No. 333-184480**

Dear Ms. Chernetckaia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    * your disclosure indicates that you are a development stage company issuing penny stock;

    * you do not appear to have an office or place of business other than that provided by your transfer agent;

    * you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

    * you have a net loss of $347 to date and you have not generated any revenues to date;

- you have assets of only $31,870 consisting mostly of cash; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. It appears that you are a shell company as defined by Rule 405 under the Securities Act of 1933, as amended. Accordingly, please revise your registration statement as follows:

- Please disclose on the prospectus cover page that you are a shell company and also disclose that consequently the purchase of your stock would likely be an illiquid investment. Please provide similar disclosure in the prospectus summary.

- Please revise your disclosure to clarify that the selling security holders must offer and sell their shares for a fixed price for the duration of the offering. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices, should a market develop. As an example only, please delete the clause "and thereafter at prevailing market prices or privately negotiated prices" on page 3. Additionally, please revise the prospectus cover page, and the Selling Shareholders and Plan of Distribution sections to name the selling shareholders as underwriters.

- Please revise your prospectus to disclose the risks to your company associated with the fact that you are a shell company, including the potential reduced liquidity of your securities, the restrictions on your ability to utilize registration statements on Form S-8, and the limitations on the ability of your security holders to use Rule 144 under the Securities Act of 1933, as amended. In revising your prospectus, please include a risk factor addressing your shell company status.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are

published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. We note your statement that you determined the price of the shares in this offering by adding a "premium to the last sale price of [y]our common stock to investors." Please disclose how you determined the last sale price of your common stock or, if true, state that such sale price was determined arbitrarily. For reference, please refer to Item 505(a) of Regulation S-K.

Prospectus Summary, page 1

5. We note your statement that you are "in the business of selling used automobiles." Please clarify here and throughout the registration statement that you *plan* to engage in the business of selling used automobiles, as it does not appear that you have yet commenced operations or generated any revenue. Please also disclose, if true, that you plan to sell used automobiles exclusively in Russia, as you appear to indicate elsewhere in your prospectus.

6. Please state in this section that you have one employee, and that she contributes approximately 20 hours per week to the development of your business, as you state elsewhere in your prospectus.

Risk Factors Related to our Business and Industry, page 6

7. It appears from the disclosure in the registration statement that Ms. Chernetckaia resides in Russia and is not a citizen of the United States. Accordingly, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against Ms. Chernetckaia. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on Ms. Chernetckaia;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Ms. Chernetckaia;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Chernetckaia; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Chernetckaia.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

<u>We lack an operating history . . . ., page 6</u>

8. We note your statement that you "will be incurring large expenses and generating small revenues." In an appropriate place in your prospectus, please briefly describe the "large expenses" that you plan to incur. Please also revise your reference to "generating small revenues," as there is no guarantee that you will generate any revenue.

<u>If we do not obtain additional financing . . . ., page 7</u>

9. We note your disclosure in this risk factor that you will require additional financing in order to implement your business plan. Please briefly describe in this risk factor the risks associated with your proposed efforts to obtain such funds. Please also discuss in this risk factor, or in a separate risk factor, the risks associated with obtaining additional financing through loans or other debt instruments. In this regard, we note that you discuss the risks associated with obtaining additional financing through equity issuances on page 10.

<u>Lack of revenues to date may cause a substantial doubt . . . ., page 7</u>

10. Please revise the heading of this risk factor to state that your lack of revenues to date *does* cause substantial doubt about your ability to continue operations, or explain why you believe such a revision is not appropriate.

<u>Because our sole officer and director owns 67.48% of our issued and outstanding common stock . . . ., page 9</u>

11. We note your disclosure that Ms. Chernetckaia will have the ability to "significantly influence" the corporate actions of your company requiring stockholder approval. Please revise your disclosure to clarify, if true, that Ms. Chernetckaia will in fact have the ability to determine the outcome of such actions. Please also revise the heading of this risk factor, as appropriate.

<u>Because our sole officer and director has other business interests . . . ., page 9</u>

12. We note your disclosure on page 25 that Ms. Chernetckaia works as a sole proprietor in the automobile industry and that she is engaged in the business of exporting and re-selling Japanese cars in Russia. Please revise this risk factor to describe the risks associated with the fact that your sole officer and director is engaged in other business

activities that may conflict or compete with the business activities of your company. Alternatively, please tell us why such disclosure is unnecessary.

Forward-Looking Statements, page 12

13. We note your statement that "[y]ou should not place too much reliance on these forward-looking statements." Please remove this statement, as it inappropriately suggests that you are not responsible for the disclosure contained in your registration statement. We also note your statement that your actual results are "most likely to differ materially from those anticipated in these forward-looking statements for many reasons . . . ." Please delete the language that your actual results are "most likely" to differ materially from the disclosure relating to your anticipated results, or advise us as to why you believe it is most likely that the disclosure in your registration statement does not provide an accurate portrayal of your anticipated results.

Selling Shareholders, page 13

14. Consistent with comment 2 above, please revise your disclosure to identify your selling shareholders as underwriters. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities.

Plan of Distribution, page 14

15. We note your disclosure at the top of page 15 that your selling shareholders "may" be deemed to be underwriters. Consistent with comment 14 above, please revise your disclosure to state that your selling shareholders are, as opposed to "may be," underwriters.

Interests of Named Experts and Counsel, page 17

16. Please revise this section to state that the Zouvas Law Group, P.C. has provided an opinion on the validity of your common stock.

Description of Business, page 17

17. Please add a new sub-section that describes the state and operation of the consumer market in Russia for used cars. The purpose of this description should be to place your proposed operations in an appropriate context.

Product Description, page 17

18. We note your statement in the first paragraph of the sub-section that "[a]lthough Russian drivers drive on the right-hand side of the road, almost all imported used Japanese cars are designed for left-hand side driving, with the steering wheel on the right side of the car." Please expand your disclosure to explain the relevance and significance of this statement. For example, you may wish to address whether this makes cars imported from the United States, which are designed for right-hand side driving, more attractive to Russian consumers.

19. We note your statement in the second paragraph of the sub-section that "customers will be responsible to cover the shipping costs, custom duties, taxes or any other additional charges that might incur." Please expand your disclosure to address the impact, if any, that this apportionment of responsibility will have on the prices of your used cars. In doing so, please address whether it has the potential to make your used cars more expensive than used cars offered by other sources within the Russian used car market.

20. Regarding the car you purchased on August 22, 2012, please expand your disclosure to identify the country where you purchased it and the country where it is currently located. Please also address your arrangements for storing and shipping the car.

Suppliers of Automobiles, page 18

21. Please expand your disclosure to clarify whether you plan to purchase used cars only from car dealers and car auctions in the United States. If you plan to purchase them from other sources or in other countries as well, please revise your disclosure accordingly.

Description of Property, page 19

22. Please clarify whether you plan to hold inventory, if any, in the United States or in Russia. Please also disclose whether you have any plans to obtain the space necessary to hold such inventory, or state clearly that you have no such plans.

Government Regulation, page 19

> 23. Please briefly describe any government approvals necessary to conduct your business. Refer to Item101(h)(4)(viii) of Regulation S-K. Please also briefly discuss the impact of government regulations on your business, including any applicable export and import restrictions. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 20

Rule 144 Shares, page 20

> 24. This section does not appear to accurately describe ability of your selling security holders to rely on Rule 144 under the Securities Act of 1933, as amended. As noted in comment 14 above, Rule 144 is not available for the resale of securities initially issued by shell companies until certain conditions are met. Please refer to Rule 144(i) under the Securities Act of 1933, as amended. Please revise this section accordingly, and describe the conditions that you will have to meet before shareholders can rely on Rule 144 in the resale of their shares.

Plan of Operation, page 21

Limited operating history; need for additional capital, page 24

> 25. We note your disclosure that you may seek to obtain additional loans from Ms. Chernetckaia. Please also state that there is no guarantee that you will be able to obtain any such funds and disclose whether Ms. Chernetckaia has indicated a willingness to loan additional funds to you, and any limit on the amount of funds that she has indicated a willingness to provide.

Part II. Information Not Required in Prospectus, page 39

Exhibits, page 42

Exhibit 5.1

> 26. We note counsel's statement in the first paragraph of the opinion that counsel's opinion relates to a "primary public offering by the Company." Please have counsel revise the opinion to clarify that the offering is a resale offering for shares held by selling security holders.

> 27. Please have counsel revise the eighth paragraph of the opinion to state that the shares that are the subject of counsel's opinion are, as opposed to "will be," validly issued, fully paid and non-assessable. Please refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manual, Staff Accountant, at (202) 551-3823, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director